Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com David R. Crandall Direct: +1 303 454 2449 david.crandall@hoganlovells.com

June 19, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:Karina Dorin

Re:Westwater Resources, Inc.

Registration Statement on Form S-1

Filed June 1, 2020

File No. 333-238859

Dear Ms. Dorin:

On behalf of Westwater Resources, Inc. (“Westwater” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated June 15, 2020, with respect to the above-referenced Registration Statement on Form S-1 filed by the Company on June 1, 2020 (the “Original Filing”). As discussed in greater detail below, Westwater intends to file an amended Registration Statement on Form S-1 on or about the date hereof in response to the comment.

Set forth below in bold is the Staff’s comment, followed immediately by the Company’s response. Capitalized terms used but not defined in this response letter have the meanings set forth in the Original Filing.

Registration Statement on Form S-1
General

1.We note that Section 7.7 of your Amended and Restated Bylaws identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also add related risk factor disclosure, and state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the Original Filing to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

* * *

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:Jeffrey L. Vigil, CFO, Westwater Resources, Inc.